Prudential Investments LLC

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

October 1, 2012

The Board of Directors

Prudential Investment Portfolios, Inc. 15
Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

Re: Prudential Short Duration High Yield Income Fund (the “Fund”)

To the Board of Directors:

Prudential Investments LLC (“PI”), as the Investment Manager to the Fund, has contractually agreed through October 31, 2013 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees), extraordinary and certain other expenses such as taxes, interest and brokerage commissions) of each class of shares to 0.90% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By: /s/ Scott E. Benjamin

Name: Scott E. Benjamin

Title: Executive Vice President